
SmartGurlz
teaching girls to code

SMARTGURLZ

2019 Report

Dear investors,

2019 was the year where we realized that selling SmartGurlz online required a significant amount of marketing spending and we decided, encouraged by many, to pivot into the school's market. It was not difficult to find a partner for testing the product with 10 schools and 300 kids in Florida and Texas, The testing came out with a 50page very positive report on how the kids were engaged and picked up STEM learnings quickly. This resulted in a 3-year long agreement with Pitsco Education, with whom we developed SMART BUDDIES, a package of learning elements especially directed to schools including, a Siggy version, new App, male and female dolls of ethnical choice, learning material and curriculum.
The product was ready in September and in the warehouse in January. However, the COVID situation has delayed the launch and sale at least 6 months.
2019 was also the year where we started and ended the Morgan Stanley Multi-Cultural Innovation Lab with success and a 200K investment.

We need your help!

2020 is a COVID year with schools closed and kids at home. This is a huge challenge for the sale of the SMART BUDDY product to schools since schools have delayed procurement of new products and all fairs, conferences, and events that were necessary to launch SMART BUDDIES have been postponed to the end of the Year.
However, we have developed SMARTBUDDIES@HOME, as a "school at home" product, sold via Amazon and SMARTBUDDIES.COM; A product that includes the Siggy, dolls of choice, Curriculum and online sessions for the kids to follow. This product is available now, and we need to spread the information that this product is available.

Sincerely,

Sharmi Albrechtsen
CEO

Jesper Nissen
Co-founder & CTO

Our Mission

SmartGurlz aims to be the LeapFrog of smart connected-toys with $200 million in revenue and $1 billion company valuation.

See our full profile

How did we do this year?

Report Card

B-

The Good

We signed a valuable agreement with Pitsco Education

We developed a promising new boy/girl product line for the school market, SMART BUDDIES, utilizing the SmartGurlz

We raised the required money to launch SMART BUDDIES together with Pitsco

The Bad

CAC for SmartGurlz online sales became too high and we decided to reduce marketing spending in order not to lose money.

The SMARTBUDDIES product was late to the warehouse in Kansas, from China and not available for sale until January 2020

We had a few technical issues delaying SMART BUDDIES development.

2019 At a Glance

January 1 to December 31

$303,840 [20%]
Revenue

-$792,001
Net Loss

$1,028,663 [7%]
Short Term Debt

$1,058,829
Raised in 2017

$290,000
Cash on Hand
As of 05/ 1/20

INCOME | BALANCE | NARRATIVE

THE YEAR 2019

The financial results for 2019 have been significantly influenced by the strategic expansion in SmartGurlz's business model and a focus on building new business areas.

Historically, the company found consumer product sales successful with TV exposure and awareness from its participation in ABC's Shark Tank.

Unfortunately, SmartGurlz has found the consumer sales of SmartGurlz carried a high customer acquisition cost once awareness had worn off from the novelty of the show. The company tried various marketing mix strategies including PR and Facebook ads.

In late 2018, SmartGurlz decided to pursue educational opportunities for selling a variation of SmartGurlz, 'Smart Buddies', to schools in the US and Canada. The company signed an exclusive distribution deal with Pitsco Education with 3-year sales goals of approximately $5 million for 2020 through 2022.

Therefore, 2019 was a pivot year for SmartGurlz where all resources focused on product development of Smart Buddies, and few funds were spent on sales activities supporting the sales of the consumer product, SmartGurlz. SmartGurlz consumer products were mainly sold during Quarter 4 with a focus on holiday sales.

Smart Buddies 2019 activities included the development of an expanded app, eight new character books including girls and boys, creation of a new curriculum, testing of the curriculum with 250+ students in 10 schools, and a revamp of all branding, marketing, and packaging materials.

The Smart Buddies product line was ready for sale in January 2020, and a complete go to market plan had been developed with Pitsco Education.

However, COVID-19 ceased all customer-facing selling activities from February, and schools buying patterns were disrupted. Due to Covid-19, Smart Buddies launch activities at nine educational conferences were canceled and Pitsco's sales meetings were canceled.

SmartGurlz reacted very quickly, as it is only possible for a small and agile company, and quickly brought two COVID-19 initiatives to the market, SmartBuddies@Home and SmartBuddies Virtual Summer Camps, initiatives that both include online teaching via Zoom. Early results show the popularity of these offerings and a possible new business concept in the future which involved combining products and live virtual events.

Financing

During 2019 SmartGurlz raised approx.. $671 thousand in convertible notes through Wefunder and $200 thousand in convertible preferred shares from Morgan Stanley; all based on the same valuation and interest rates as the convertible notes raised in 2018 through SeedInvest.

In 2020 SmartGurlz has received grants and investments from NYU amounting to $25 thousand and $10 thousand in a grant from The Shea Moisture award.

Net Sales

Due to the strategic change in the business model and less marketing spending in 2019 compared to 2018 net sales declined in 2019 compared to 2018. This was mainly due to a weaker revenue stream from Amazon.com and SmartGurlz.com, which led to reduced sales from these stores.
Further the production of the SmartBuddies products was delayed in late 2019, preventing Smart Buddies sales in 2019, which resulted in, that the change in business model has no positive impact on net sales in 2019.

Gross profit

In order to align with its new distribution partner, Pitsco Education, SmartGurlz gross profit appears to decline due to an accounting exercise that includes deferred profit. The company's gross margin percentage was significantly impacted by its Pitsco distribution agreement which requires Pitsco to buy all relevant SmartGurlz raw materials (Siggy, Doll, SiggyPower, etc.) at cost, before producing Smart Buddies from SmartGurlz parts.
SmartGurlz will receive revenue when Pitsco sells the new Smart Buddies to schools, which will influence gross margins positively in 2020.

Gross profit declined due to reduced consumer sales and the realized gross margin percentage declined in 2019 from 50% in 2018 to 20%.

Operating expenses

Due to the strategic change in the business model, fewer marketing activities were initiated and fewer sales through Amazon were realized resulting in lower selling expenses in 2019 compared to 2018.

Wages and related payroll expenses is influenced by that compensation granted to CMO Martin Pidel reflects a full year salary in 2019 as opposed to 6 months in 2018. The compensation is granted in the form of cash payments and convertible notes on the same terms as the Seed Invest investors.

Research and development expenses incurred related to the development of Smart Buddies. The development of Smart Buddies required significant software development work in two areas: Bluetooth and app features. The product was re-built to function well in a multi Bluetooth environment as well as adding specific school features to the Smart Buddies App. The app was also re-skinned with new and more gender-neutral design, characters of various ethnic backgrounds as well as eight new e-books in 2 reading levels.

General and administrative expenses declined due to less legal costs that in 2018 and due to that in 2018 SmartGurlz relocated and established SmartGurlz in the USA.

Due to that additional convertible notes were raised in during 2019 interest expense increased.

Balance sheet
Cash has increased due to the additional financing that has been obtained in 2019.

Inventory has declined due to sales. No new inventory has been purchased in 2019.

Cash from the sales of goods has been used to repay notes payables and line of credit with its primary distributor and notes payable to shareholders and investors.

Crowd notes increased in 2019 due to accrual of interest and that additional crowed notes amount to approx. $455 thousand was raised. In addition, crowed notes has increased due to notes issued to the company's CMO has part of his compensation package.

SmartGurlz is planning on a new funding round at the end of 2020 when COVID-19 impact on sale has reduced and sales numbers are increasing.

Subsequent events
Our business plan for the year 2020 reflected a significant launch and sale of Smart Buddies together with Pitsco Education. However, COVID-19 canceled and delayed the possibility of launching and presenting the product at more than 10 fairs and conferences during Q1 & Q2 2020. Furthermore, as schools closed, kids were sent home and no buying of new teaching products took place, especially not of a new product such as Smart Buddies. However, sending the kids home and closing summer camps gave SmartGurlz the possibility of developing SmartBuddies@Home for kids schooling from home and Smart Buddies Virtual Summer Camps, which has huge traction, both from a media point of view where Smart Buddies has already been presented to more than ten TV Channels and online/print magazines and sales are picking up on Amazon, SmartBuddies.com and Pitsco.com.

Total revenue expectations for 2020 are about 1MUSD by selling 6000 Smart Buddies products as either SmartBuddies@Home or SmartBuddies Virtual summer Camps or as full school kits, 1, 4, 8 or 12 product kits. Expectations thereafter will be that Pitsco will place a new order of a value of 750KUSD.

Jesper Nissen
Founder and COO
SmartGurlz Inc.

Net Margin: -261% Gross Margin: 14% Return on Assets: -235% Earnings per Share: -$792,001.00

Revenue per Employee: $75,960 Cash to Assets: 59% Revenue to Receivables: ~ Debt Ratio: 305%

SmartGurlz_Inc_FS_2019_Final.pdf

We ❤ Our 1503 Investors

Thank You For Believing In Us

Raf Peeters
Corne Bouman
Kelly Cook
Dea Wilson
Rickey Brookins
Bryon Anthony Marshall
Russell Murphy
Michael Kam
Donald A Foor Jr
Christopher Calvi
David Blankman
Carolyn Gorhambey
Ted Ooyevaar
Thomas Kiefer
Ryan Caplette
Corey Smith
Clinton Noel Foster, SR
Frederick Crawford
Vasu Sistla
Kim Leftwich
Shaeda Bhagan
Ramesh Bangalore
Robert A. Vento, Sr.
Bryian Tan
Michael Chang
Joseph Ignacio
Manuel Hernandez
Elizabeth. C. Fogarty
Daemion Nooner
Georgios Papadimitriou
Jason Kreps
Kevin Aikens
Christos Vatalidis
Richard K Smith
Neryk Davydov
Eurydice Stanley
Kim Leftwich
Hozefa Moiyyadi
Adam Thodey
Stelanie Lu Vetta Marshall
Wayne Zbytovsky
Thuan Le
Dottie Natal
Evan Shapiro
Adam Brand
Cheryl Rarick
Mark Revland
Robert Robichaud
Alan Macfarlane
Forde Ashley George
Brandi Peters
Ramon Herrera
Kareem Hill
Hayden Rose
Tsion Tadesse
Harold Israel
Kamar Mustapha
Cory Bullock
Mary Brown
Heidi Conner
Svetlana Malinsky
Belinda Canonico
Malaly Pikar
Hovsep Oganesyan
Loretta Stolz
David Burman
Debra Bissett
Richard Johnson
Yahaira Vargas
Bobby Edelman
Joe Benza
Jay Jiang
Laura Knight
Nikki WILLIAMS
Olivia Hancock Burlingame
Gabriel Laguerre
Melinda Becker
David W. McKean

Alexandria Brown
Jeff Wilber
Jamie Wolgast
Sarba Kundu
Gerry Cardinal III
Matthew Rayner
Andre Volel
Jeremy Davidson
Therese Velde
Herbert Pagan
Kevin Kaplan
Slaven Slugic
Jill Powell
Ron Allen
Mujahid Bakht
Randy Mckinnish
Gail Crawford
Eileen Baumeister McIntyre
Winton Carroll Berry
Laura Edwards
Boudewijn Berendsen
Bonnie Forsythe
Frank Gaertner
Anthony Sippio
Jean Guerrier
Scott Dupre
Alicia Hupaylo
Louis Harvey
Henry R Landry Sr
Alan J Reep
Stephen Jacobs
Catherine Barnes
Pam Isaac
Clifton D Jackson Sr
Syndi Zimmerman
Daniel Alvarez-Malo
Jeremy Davidson
Jill Stringham
Jason Tunzer
Sarah Marie Gaertner
Ahmad Sharif Kayum
Kevin Hughes
Arun Anbumani
Jarett Cory
Eduard Abramov
Justin Keith Reeger
Justin Kahn
Denise Sangster
Martha Saul Edwards
Rick A. Morris
Jonathan Footman
David Rill
Paul Washington
Jill Peters
Mark Bly
Murtaza Ramzan
Borrah E Campbell Ii
Christopher Peterkin
Michael T Zinga
Chrissy Skeltis
Pathikrit Mukherjee
Christine Anderson Wade
Karmesh Patel
David Davis
Lance Gregg
Jessica Vitela
John Ferber
Rakesh Patel
Zachary McCoy
Iran E Spradley
Lorena Glenn O'Shaughne...
Peter Beyer
Morris Gelman
Jim Burns
David Alper
Chris Von Hoffmann
Jimmy Lee Perry
Bernard R Golden

Ty Pugh
Timothy James
Sajad Zalzala
Biren Gandhi
Efstathios Sofogiannis
Carlo Zampogna
Joel Curt
Regan Stevenson
Kurt Grela
Leonard Helbig
Faisal Suleiman
Fuad A Mohamed
Janis Flax
William Dorn
Michelle Mcgibbon
Felix Nwokolo
Daniel Crayton
James Bowen
Alysha Rouillard
Brendon Wong
Devin Boatwright
David Meyers
Windy May Simmons
Nicholas Acton
Scott Steinberg
Donna Mccollem-Albanese
Erik Ryan Hammond
Cedric Richard
Graciela Houston
Dhana Belding
Ashok Sanghavi
Donald A Foor Jr
Anthony Sippio
Ronda Michell Prince
Kelly Whitaker
Carlos Hill
Frederick Crawford
James George
Sunny Haines
Daniel S. Milburn
Alyssa Mc Coy Rehling
Richard Cioci
Wilbert Hogan
Iran E Spradley
Jack Sargent
Robert Lynch
Lorna Lewis
David Knight
Arthur Arras Sr
Lance Keast
Kennedy Thibou
Regina Alpaugh
Prime Time Trust
Chinta Mani Bajgai
Michael Uenking
Jason Shain
Patresha Pearson
John Empey
Daniel Cleveland Miller
Chris Newman
Rick Prasad
Ray Phillips
Brady Schall
Jonathan Cheney
Diana Thai
Kevin McAuliffe
Nancy A. Shenker
Mark Fox
Wael Azer
Mary Brown
Santosh Kumar
John Danesi
Kiranmayi Komati
Sam Williams
Tomas White Castillo
Okwudili C Amaechi
Ron Bowlin
Shana Sharp

Melanie Williams
Sparkle Williams
Kerry Smith
Stephen Rodriguez
Ryan Vet
Evan Rowan
Joel Curt
George Weber
Shalin Shah
Jorge Rosal
Celine M Johnson
Charles William Lewis II
Wesley Craig Ownby
Thomas L. Hughes
Dotun Kenny Akinwale
Lilian Onwuka
Koushik Jana
Deka Gabriel
Arrio Amirgholi
Md Tawhid Bin Waez
Walter Fyler
Anderson Tan
Etoy Ridgnal Tharpe
Sean Hanagan
Jose Rios
Dona Joseph-Chase
Michael L Bowser
Gary Albin
Nicholas Steven Alvarez
Chatri Jhunjhnuwala
Konstantinos Spaliaras
Jill Powell
Kevin Brown
Laura Cox
Himanshu Kapoor
Samuel Oppong
Darlene DaSilva
Ram Jeereddy
Eduardo Urias
Anand Salodkar
Sandeep Wadhwa
Stuart Godwin
Zbynek Drab
Gary Jones
Miguel Duncan-Galvez Br...
Gregory Lellis
Kevin Klein
Isisi Asare
Wilfrid Jean-francois
Patti Neal
Orapin Bailey
David Lanfair
Izzat Qazi
Sara Johnson
Joe Benza
Renee Goodwin
Rick Muirhead
Jae Duncan
Henry Shao
Elizabeth Mahon Mulhern
Rick Prasad
Joe Hayford
Sherman Blalock
John Gipson
Gissell Cowing
Richard Willimott
Keith Guerin
Jerome Baladad
Robin Cooper
Jarett Cory
Catherine Hardin
Aaron Lineback
Mark Samuels
Patty Tsang
Rainer Filthaut
Brenda Anderson
Jean Simmons
Richard HALPRIN

Mansour Alobaid
Amos Brown
Sunmeet Jolly
Julian E. Metcalf
Evan J SEGAL
Calvin Chung
Erick G Suarez Nunez
Manish Chabria
Joseph Held
Brett Holt
Jeremy Hasbrouck
Jaap Kuster
Samuel Oppong
Cedric Chance
Brian Kight
Justin Murray
Justin Jaehnig
Joel Debique
Andrew Lai
Harry LeRoy
Cheryl Humphries
Donna Rosby
Montoya S. Brown
Robert Erich
Ann Karazeris
Tarun Eldho Alias
Michael J Galas
Jayaprakasan Cherulil
Siddartha Kethireddy
Nathan Goodfellow
Warren Sander
Brian Kight
Joseph Bernard Forgue
Timothy Winders
Julie Cunningham
Carole F Carlson
Eric Brook
Adrian Jimenez
Kar Mun Wong
Bharath Venkataraman
Sunil Krishnan
Erinn Devers
Louise Kross
Baron Huntington
Patresha Pearson
Ben Soreff
Josue Flores
Alicia Farrow
Michael Neidert
Tina Choi
Elvis J Matos(Ejm_aesth...
Ashley Amiri-Owens
Garland Crabb
Virginia Killfoile
Ronald Green
Michelle Thomas
Bobby Watkinson
Sherman Blalock
Pat Dera Snyder Vavra
Daisy Montenegro
Latchman Hardowar
Dustin Dichoso
Harold Israel
Mercy Egbuchulam
Samir Patel
Rod Niha
Cherise L Williams
Pravin Shah
Diane Huey
David Stote
Jerry Yliniemi
Majed AlGhannam
Rita and Gene McColgin
Herbert Gracia
Uma Maheshwar Reddy K...
Christy Chandler
Harris Abbaali
Albert Jacque Ambrose ...

Victor Thomas
Jason Leder
Jim Anderson
Jim Kettunen
Travis Bowlby
Birun Balami
Marcia McDaniels
Kim Cappelen Barnard
Dean Bartosh
Jeremy Foxx
Roger Steciak
Joseph Lancaster
Brandi Casey
Jilani Warsi
Patricia Regalia
Carita Huckaby
Carole F Carlson
Jonathan Desouza
Dennis W Dant
Andy Christensen
Madonna Catiis
Almond TUBAL
Dennis Deborah Hannam
Lawrence Eugene Samson
Jesse Crider
Bart Baker
Kevin Brown
Donna Kristine Manley
Jen Lagrutta
Weichselbaumer Ferdinand
Tammy Stuart Oates
Sachin Bhat
Mathieu Tyler Guy Jang
Jane Meinen
Daniel Juarez
Joel Curt
Carsten T Aretz
Marnie CLARK
Hardik Patel
Eric Scott Williams
Scott E Kaplan
Dan Wolf
Utpal Doshi
Jay Seright
Rick Muirhead
Kevin A Barry
Corbett Kroehler
Bobby Edelman
Stephanie Steppe
Rose Lejiste
Joy Faye Adam
Kerry M Remlinger
Yunus Olomi
Peter Kelly
David Stote
Diana Lechin
Kim Chip
Zydrunas Pocius
Sandra Mercier
Usope Civilus
Jerry Chao
Sylvia Martin
Dana Toliver
Briarley Davidson
Timothy Devanney
Jerome Frierson Sr.
John A REGIS
Anthony J Hayes
Luke Masten
Patresha Pearson
Manvendra Bisht
Rashid Al Dossary
James Fayson
Anthony Davidowitz
Joseph Cowle
Lisa Anglin
Richard R Haas
Ralph Cecere

Craig Vom Lehn
Georgios Papadimitriou
Bryian Tan
Amir Marashi
Dan Ohlson
Anthony Sippio
Alok Upadhyaya
Jonathan Schupp
Shaji Zohir
Devin Curry
Kurt Huggins
Timothy Andrew Countiss
Stephen Gellatly
Steef Van Winkel
Sheila Henriques
Carlos Hill
Larry Bennett
Aaron V Coffee
Allan Santovenia
Michelle Aguilar-Calvin
Ijeoma Nsaka
Ronald Cunningham
Daniel Brommer
Darren Priest
Richard Ricketts
Linda Conrad
Tina Rickards
Wardell Carter
Cory Owens
Calvin Taylor
Shreesha Kashyap
Alan Schroeder
Almonther Alshareef
Winnette F Swanson
Nashima Harvey
Robert Erich
Vivian De La Cruz
Dan Hilton
Wylie Mitchell
Alicia Roisman Ismach
Jimmy Seven Gonzalez
Weldon Bullard
Ace Irvinski
Peter Krawitz
Tim JOHNSON
Ty Ternet
Jm Maxwell
Pradeep Ramadasan
Andreas Dittes
John REDMON
Steve Stratton
Anthony Bruce
Warren Knights
Dennis Bergeron
Tatyana Montalvo
Vasily Pronin
Demetrios Galifianakis
Dan Hilton
Pam Gallagher
Tom Snow
David Archer
John Martin Kauhako
Kaosar Al-Atassi
Trevor Ghylin
Don Burnell
Kanosha Vaughns
Kevin Mclain
Nirmal (Neal) Prasad
Early Walker
Adam Brand
Krishna Mohan
Johnathon Marshall Taylor
Howard L Triche
Balakrishnen Varadarajan
Channa Obeyesekere
Christopher Bednar
Joseph M. Jones
Ricky Derrold Faler

Peter Carpenter
Leonard Scott
Jessica Jackson
Gilberto Ong
Alden Fitzsimmons
Harold Tolchinsky
Renee Chrustowski
Bobby D Chester
Vaughn James
Rick Ottina
Richard C. Barillari
Harry S. Lombardo Jr.
Jon Turbeville
Michael Wileman
James Nichols
Jeffrey Clee
Jianquan Wang
Bonita Cartwright-thornton
Joseph Abdalla
Teresa Martin
Susan Baughman
Johnathon Marshall Taylor
Gert Riget
Rocco F Turso JR
Pamela M Cross
Douglas Appelt
Mira Kracke
Julian De La Rua
Thomas Huebschen
Heather Yilmaz
Timothy K Yung
Joseph Hala
John T Hynick
Vanessa Otway
Alan Gatlin
Arthur House
Lacey Lewis
William Bogle
Edward William Link
Christy Hoskins
Sharida Jackson
Brendan Cosgrove
Rose PACEY
Jesse Palao
Michael Amoroso
Ray Roberts
Joseph Hartley
Simcha Dewick
Joseph Linenbrink
Jenifer Gerrick
Furkan Saatcioglu
Kirtson Thompson
Celia M Buss
Mike Frimodig
David E Durant
Robert McCrae
Samuel J Finnessey Jr
Brian Dittman
Helena Scott
Geraldine Cola
Josue E Lopez
Mark Dayrell
John Diaz
Matthew Tanner
Jarod Craig
Craig Johnson
Kyle Rosenblad
Benjamin J Hall
Craig Throne
Marc Wuerttemberger
Laura Anderson
Anil Kumar PATEL
Hilario CAMPOS
Gil Lyon
Lynne Sinnott
Jack C SAUERBREY
Richard Campbell
Angela Neal
Anthony Joseph Della Sala
Mark Bolt
Ralph Teraura
Mike Chapman
Salvatore Cicatiello
Jason Abramovitz
Glenna Howard
Belinda Marjore Biggs
Arthur House
Sally Hartwig
J William Jones
Rune Nilsen
Emmanuel Antoine
Artemis IkOnomou
Dan Fulton
Deb Keil
Enithe Lundy Abraham
Manoj Mittal
Felix Chu
William Rech
Anne Jernigan
Julie Butler
Terah Stiell
Gwendolyn Davis-Yancey
Teresa Mizgala
Renayla Wilber
Dusty Fontaine
Scott TERNENT
Robert Kosmatka
Mark Watt
Shweta Sharma
Ian Howard
Saroj KOIRALA
Moin Ahmed
Manish Patel
Megan Lusk
Adam Fishback
Valentin Espinoza
Jon Hall
Carolyn Gray
James C Clifford
Syd Kabir
Alysia Korelc
Richard H Lange
Stephen Nering
Reginald Woolfolk
Kenneth Strong
Raymond Kordell
Sung C. Cha
Ramesh Thalli
William Hoechst
Philip Austin Lowe
Jeffrey L Wheeler
Deborah Lansford
Donna M. Panazzi
Carla Carter
Louis Olgin
David Hahm
Martin TAYLOR
David G McEwan
Terry Lynn Johnson
David Alexander
Paul Stephenson
Kathleen K Meyer
Emiah Reilly
Kellie Authement
Jesus Aguilar
Katie Nepton
John Brooks
Filipe Peerally
Peter Chrustowski
Lisa Robin Morales
Richard W. Richardson, A...
Paul B Rectenwald
Jason Buss
William Mundall
Ulo Sostra
Joshua Krueger
Christopher Hale
Bryan ECHOLS
N. Rashad Jones
Randy J. Wexler
John Peacock
James Garrett Frierson
Erin Jurgeleit
Yuliang Liu
Carroll Melby
Niraj N. Rana
Clay Ogbuiyi
William N.Smith, Jr
William Callahan
Keiji Oenoki
Tony Deblauwe
Angel Soto
Pritpal Lohat
Alexander LeMell
Paul Green
Tyrishma Allen
Brandon Brown
Daniel Rogala
Brad Tanner
Ryan Griffiths
Michael Neilson Sr.
Henry Pham
Moe Youssefi
Angelo L Gonzalez
David Tarzi
Keante Hendricks
Deborah Hughes
Jason Luckmann
Tonya Potter
Karl W HUMMEL
Mitchell Gordon
Alan Serikawa
Edward A Soblotne
Dennis Hinkfuss
Joseph Oseghale
John Belmonte
Carmen Villasana
Yoganand Ganeshram
William J BERRY
David Botsford
Dorothy Oakman
Taylor Harris
Joy Kovacs
Michael V Santoro
Sharon Lombardo
Gulab Tejwani
Jesus Soto
Jill Goldstein
Mercedita Oducado
Napoleon Velasquez
Melvin L Watkins
Christopher Daniel Carlson
Aslam Padath Peedikayil ...
Fran Gully
Joyce Holmes
Dee Dee Bennett
Joshua Farrell
Dorota Matys
Hannelore Henry
Agatha Anakwenze
Glenda Dixon
Easwara Illuri
Robert Kaldor
Nefetari Mells
Sylvester Arcaro
Scott Begovich
Alisen Ddelm
Arnold Rudnick
Ravi DeSilva
Yalit Solano
Neville Edwards
Blake Hebert
Alexander Bouffard
Bruce Longo
Alagappan MUTHAIAH
Amy PLEASANT
Dawn Ledet
Jamonte Reed
Rekha Anupati
Deric Corwin
John Andrews
Charles Hardesty
Sandy Toth
Joseph C. Oliver
James R. Spears
B Eddington
Lori Benoit
Torrey Antonio Crowe
Lawanda Marrero
Antonio Gonzalez
Mahreen Agha
Alex Lebon
Lorene Kim
Adam Young
Gretchen McCracken
Kenneth Terzi
Manas Mahani
Haim BENSIMON
Robert Dorchak Jr
Niveen Tadros
Warren Higgins
Jerome Auchere
Andrew Newton
Randolph Tall
Bob Fleming
Lorene Kim
Darlington Etumni
Brian Klick
Cherri Alexander
Mathia Renken
Andrea Johanna Hensler
Douglas Lipnitz
Amy VanSchaik
Jennifer Matthies
Karen Hobbs
Joy Hanner
Victoria McElhaney
Daniel Wolski
Christopher Webb
T. Denise Stewart
Keluntang Barrow
Spencer Smith
Reynaldo Fuste
Kenyon Nowotny
Lifeanyi UCHE
Albert MILLER
Lois Jackson
David Ly
Michael Gately
Gladys Forster
David Longo
Prashanth Akshayam
Josh Colenda
Gloria Su
Eric Wells
Brian S Charles
Jethro Ekuta
Sabatino De Santis
Adam Rotter
Mark A Wray
Syrina Foster
Heather J Smith
Lee Szambecki
Gabriel Gomez
Alex Sutter
Nayan GHELANI
Sophia Yen
Awni Hamad
Mark Gusev
Julie Sherman
Kelly Kloppenberg
Gerald Magid
Natalie FOROOD
Bruce Ellis
Jon Thurlow
John Pardee
Dave Silberman
Don Cantrell
James L. Wolfrey
Andrew Morin
Katherine Thompson
Anthony Holloway
Mari Olomi
Tim Cronin
Yatish Sharma
Jessica Brown
Evangelina Ramos
Jesse Medina
David Muthike
Alfred Edwards
Thomas Huebschen
Henry B Varner Jr
Nicholas Decker
Angela Feiring
Ku Kyi
Isidore Deutou
Ashim Raj Chopra
Richard Gayle
Mahmoud Abu-Okal
Chris Onwuzurike
Benjamin Torrese
Kiran Kulkarni
Mahlon D. Horton
Trent Sanderson
Natacha Yarbrough
Maria Cristina Bucchi
Maria Susana Delos Santos
Nancy J White
Susan Mc Guinness Getzin...
Murtaz Shaffeeullah
Michael Peter Bahra
Ali Chunara
Sean Lee
Judah Greenberg
Allen J Parker
Charles L Roseboro
Alvin Huberman
Marsha Cain
Matthew Snow
Filipe Peerally
Nicole Klaas
Tia L A Brown
Mariela Garcia-Colberg
Wesley Scripps
Erin Green
Daniel Spedale
Leila Mirza
Marilyn Oladimeji
Mark Moore
Jean LeBoulch
Cleveland T. Thompson II
Derrick Chaney
Tom Williams
Alan MURPHY
Sandra Lee Gookins
Maritza McGhee
Doris Homeyer
Antonio S TEPEDINO
Joseph Craig
Kimberly Davis
Michiel Holley
Francois Bouville
Patrice Cason
Steve Wells
Don Oliver
Narasimha Bandarla
William Leslie
James Braley
Alan Lewis
Akpedje Serena Dossou
Prodromos Lazarou
Ida Swanson
Chris Villareal
Gudmundur Kristjansson
John Brooks
Ronald Quinton
Jonathan Insero
Franklin E. Powers, Jr.
Cheryl Goldwire
Lilian Tran
Rebecca Carew
Mahlon D. Horton
Vijay Nathan
Rahul Ramesh
Taylor Shannon
James Mudd
Deborah Kimble Williams
Lillian Llambelis
Winston Kou
Dean Vergara
Ewere Edowaye OSA
Nancy Wetzel
Catina Hilton
Dewain Channell
Vinicio Liquey
Amy Wittner
Jonathan Adams
Gary DeVries
Angela Reis
Jaydeep Patel
Kasey Bernard
Raja Mallepeddi
Dean Schear
Richard Kuhnert
Lawrence M Campana
Jude Walsh
John Mcclure
Sam Scalise
Francine Kimbrell
Bobby G Corum
Carris Crawford
Chinna Ambati
Denita Redmond
Douglas Hubbert
Elvis Ricardo
Debra Reeves
Latifa Yusufi
Steven E White
Perry Anonich
Lachezar Tolev
Gregory Watts
Alla Swenson
Lizza Bolanos
James Cooper Jr
Brigitte Synesael
Felicia Miller
Lynda Foreman
Fred Alton Davis
Sharon Stayin
Jacob Stanley
Clifton Bennett
Carol Fullerton
Frank Forsberg
Elizabeth J Delgado
Martin Krins
Paul Boyer
Yvette Herod-alexander
Joseph A Schaffer Sr
James Boston
Sreenatha R Palnati
Jacob Rexius
Peter Nelson
Michael Garcia
Joe Leistner
Fernando Muniz
Steven Griger
Rosemarie Craig
Ju Cao
James Adeyemi
T. Denise Stewart
Doreen Renken
Amado Laurel
David Edelman
William Nash SR
Rachel Orscheln
Kalen Brown
Sandi Lujan
Ashim Raj Chopra
Don Uranker
Lakshminarayana Nindra...
Brian Metcalf
Peter A SHAY
Prashant Katyal
Michael Harmon
Rodney Corder
Marvin Lewis
Scott Lobato
Lynn Sebert
Charles V Clifton
Patricia Snow
Dustin Lin
Penny Baptista
Tita Mba
Gladys Arome
Clay Crawford
William Brown
Paul D Bass
Michael Ciaramitaro
Kranthi Sitammagari
Mark Nilsen
Anna Varvara Makra
Kimberly Kruzel
Alex Lebon
Nilson Souza
Vamsi Addanki
Leslie Goldman
Maurice Orr
Ravi Vytheeswaran
David John KRAFT
Harold Tolchinsky
John French
Dan Riget
David Troxell
Selena Keller
Mark Guzman
Daniela Triana
Todd Applegate
Sharon Schechter
Jorge Montes
Dan McAmis
Stephen Hankins
Alice G. Mayfield
Taj Jefferson
Michael Nagy-Deak
Johnny Jenkins
Yousef Afifi
Midhat Qidwai
Michael Brown
Brian Murphy
Kyle Phelps
Wende Malik
Anthony Smith
Roger Market
Chase Wilson
Ephraim Johnson
Fernando Muniz
Elizabeth Flores
Stuart Segebart
Neha Singh
Neville George
John Fenn
Josephine Olsen
John Failing
Jon Fischer
Eric Zimmermann
Edward Bearce Jr
Mohammed Nizamuddin
Mo Mo
Darryl Rodgers
Kristina Sviridoviene
Rajiv Gupta
Leslie Myers
Scot Grunow
Gregory E Wajda
William White
Halldora Andresdottir Cu...
Antonio Cappella
Jane Razak
Amber West
Peter Harris
Jukka Matti Karhu
Obinna Nwosu
Michael Black
Ron Myers
Joaquim (Jo) Fernandes
Ellen Gray
Michael DeLaMater
Sachin Vyas
Vincent Garbarino
Kathryn Hatzenbuhler
Mike Mazzella
Richard Winston
Nikola Slezak
Steven Frishman
Jason Jarvis
Herminia Cardadeiro
Michael C BAZAREWSKY
Ryan R Partridge
Elizabeth Rojo
Erin Norton
Cameron Constant
Jeff Hignett
Ajay Khanna
Rafael Corral
Brandon Zimmerman
Tyane Dietz
Ondrae Dickens
Jeremy Oestreich
Joenathas Volel
Kate Hoekstra
Jenerick Tenorio
Prodromos Lazarou
Jennifer Wilson
Evangeline Handy
Nathan David Cahill
Stefan Dossev
Kimberly Topps
Ron Yaniv
Richard Davis
Bryan ECHOLS
Justin Walton
Michal Ziemiaszewski
Michael Little
Linda J Davis
Terry Mlsna
Michael Hughes
Randall David McKinney
Latina Sabb
Amy Neufeld
Veda Fisher Kennedy
David Montross
Geronimo P Noblejas
Anthony Nicolas
John Baptista
David Tira
Vicki Siedlecki
Randy Chase
Larry Hayworth
Stephen Rosenberger
Kellie Authement
Mark Martin
Catherine Rivan
Michael ALLEN
Chris Sotura
Dvir Gefen
Mark Kreyman
James NIGHTINGALE
Robert B. GREENE
Carolyn S Ladner
Mohammed S Rais
Harry S. Lombardo Jr.
Deborah Lansford
Vishvesh Vijay MULAY
Julio Castellan
Lisa Merconchini
Desi Tom
Dave Tortez
Greg Lysko
James Castillo
Christine Cade
David J. Olmsted
Jason Wilden
Andrew Yuan
Mario M. Choi
Ryan Pfeifer
Pamela Hagono
Miriam Gross-ehrlich
Khalid Muhammad
Jason Jarvis
Bobby Silaphet
Mercedita Oducado
Paul Rodriguez
Anita Powell
Nicholas Finn
Leland Fiegel
William Barney
Tammy Anderson
Hani Farag
Frank Forsberg
David No MEJIA
Liana Algarin
Michael C Ulrich
Laneshia N
Pradeep Pulabarti
Anton Prakash
Brian Didsbury
Helen Timari
Katheryn Herron
Marquis T. Woods
Martha J. Rose
Michael L. Markowitz
Ken Cuaderno
Jason Carlos Parente
Chad Aquinde
Godwin O OGEDEGBE
Stephen Tew
Kashton Seifer
Sandra Connely
Stacey Crumrine
Dieufort Apollon
Patricia Pope
Kathy Jones
Billie Burton
Patina Herring
Bruce Custer
Alida Skold
Amorris Conley
Richard O. Gomez
John K. Yearick
Ty Moline
Karl Matthew Svab
Rick Nester
Fenil Shah
David Falcone
Ron Efferding
Larry Lefkowitz
Philip Davis
Sharon Shemtov
Richard Moore
Dorothy Hoggatt
Kevin J. Iverson
Carlos Barbosa
Brian L Elliott-Pearson
Timothy PORTER
Andrew Mcfadzean
Ricardo Esparza
Howard Watts
Anthony Guy Munns
Vinay S
James Johnson
Tina Epstein
Joseph Proctor
Narendra Tulsy Dindiyal
Brian Yoakam
Gary Griffin
Douglas Halsne
Jonathan Daniel
Randall Gilliam
Stephen Elliott
Catherine Muter
Ronald Verne Trout
Timothy Clayton
Cynthia Harrington
Laverne Parker
Jennifer Rockwell
Glenn Toth
Kimberly A Touhey
Dina Nahmias
Douglas Hickey
William C OCONNOR
Ron Chandra
Harsh Vardhan Singh
George E. Crown
Angel Investments
Glen A Cogburn
Okole Mokolo Nango
Raymond James Jackson
William Blake Bolling
Philemon Strahm
Edwin Choi
Robert E Lasher Jr
Wayne C Dees
Howard Lee Reid LII
John Telep
James Braley
Kathy B. Johnson
Andre Hawthorne
Derrick Franklin
Tim Schroeder
Joseph Van De Burgt
Fidelis Bomba
Lawrence MARZUOLO
Philemon Strahm
Elijah P Albert
William Keitt
Lonyem Cyrille Tsayo
Rajiv Dembla
Erin Harris
David Ritter
Casandra Kennedy
Leo Helfer
Andrew McFarland
Sam Simmons
Tara Hunter
Lila Ravve
Kasey Barrett
Brad Hostetter
David L HEILMAN
Francisco Sauceda Jr
Tamara Gamble
Daniel Kim
Blair Reamy
Jesome Nicolas
Daniel Tucker
Darshit Parikh
Jeff Pasquerella
Linda Carmichael
Tovo Rakotovao
Mahesh Sethuraman
Marc McKee
Eufred Houndegla
Patrick Enweronye
Prakasan Kappoth
Mynor Contreras
Hiram Wong
Thomas Dring
Harry Elder
Roan Lewis
Michael Farr
Joe Adams
Frank Derek Lasiter
Adrian Jacob
Christian Vollmuth
Shivon Monique
Andre Myers
Beverly Jenkins
Sandra Lapohn
Yongjie Chen
Michael Mucher
Cheryl Ririe
Brian Mayes
Dolores Fort
Jason Homesley
Robert Albert
Jacob Dean
Arlene Eckert
Rajash G Bhakta
Kasia Webley
Judy Taylor
Lj Van Den Heever
Robert Bel Bruno
Kellen HER
Davender Bhardwaj
Elwood Matthews
Terry Surratt
Mallika Rai
Stephen Mostecak
Michelle Bonine
Vladimir Bojcev
Ali Hasan
Christopher Kousis
Richard H
Frank Perri
Kristen Porro Reilly
Ricky Lynch
Genia Antoine
Shyam Pokhrel
Richard M Suever
Christine Demirtshian
Jennfer Dorelus
Jennifer Sape
John D. ARCHIMEDE
Mary Villastrigo
Jan Radosin
Minnah Sabree
Thomas Olt
Dyncort Richards
Barry Greenberg
Scott Adam
Aubrey Moses
Connie Maciel
George Lemberger
Mauricio Lillo
Acholi Southerland
Deanna Johnson
Jimmy Zehrung
Gerard Povazsay
Nando Ramos
John Studenka
Eric Daniel Townsend
Rose Ntumngia
Travis Brown
Jon Raugutt
S. Lea Langdon

Jason Lopez
Rene R Silva Gil
Ricardo VILFORT
Ellen M Muller
Natashi Williams
Scott Pasquini
Annese Hearns
Nicole Wright
Robert Baker
Cristian Crisan
Forrest Cummings
Heather J Smith
Peter Nelson
Melvin L Watkins
Yolanda Ward-Jones

Anna Munandar
Michael Bhagat
Maya Green
Jason Corteguera
Tyler Hardy
Jayice Pearson
John Sandoval
Rosalind Sewell
Leonard Chijioke Ezenwa
Brandi Underwood
Phil Popelar
Cameron Constant
Carlos Barbosa
Helena Scott
Tara Addie

Morgan O'Rourke
Jacob A Ebot
Tysheika Brown
Valeria Artopee
Kathryn L Honea
Frances Caisse
Nicole Foster
Marilyn Anderson
Robert J. SCHIFF
Guillermo Amador
Nakisha Grey
Rahul Ramesh
Jesus Soto
Vladimir Bojcev
Ann Thrappas

Gerald Savage
Richard Patrissi
John J Longeway
Adam G Peterson
Kimberly Atkins
William McMullin
Stewart Gray
Patricia E Ramirez
Michelle Conway
Apurva Shah
Tasheka Robinson
Peter Chrustowski
Jason Jarvis
John Belmonte
Patricia Smith

Tom Dolezal
Lawrence A Pollack
Melvin Kestner
Timothy RANSON
Raizy Brisman
Pamela S Hapke
Patricia L Miller
La Shonda Gray-Webb
LaKecia Carstarphen
Johnitta Clemons
Wesley Davis
Thomas Huebschen
Jesse Medina
Jarod Craig
Samir Sawhney

Bodie C Campagna
Dennis Eckard
Leia Osbourne
Taylor Whitaker
Chi Hsuan Lu
Patrick Sapini
Cassandra Marcelus
Jeanne Gibson
Rajendranauth Ramnath
David Lerner
Kristen Porro Reilly
Brian L Elliott-Pearson
Nayan GHELANI
Arnaud Caussin

Laura Licata
Christopher W Sturm
Robert J Holzer
Angela Reynolds
Brenda Blackshire
Ted Ko
Michelle Denise Craig-Silas
Fakheruddin M Mustafa
David Tiber
Christopher P. Teague
Angela Reis
Thomas Dring
Katherine Thompson
Raymond Murray

Thank You!

From the SmartGurlz Team



Sharmi Albrechtsen
CEO



Jesper Nissen
Co-founder & CTO



Martin Pidel
CMO
Former EVP of LeapFrog and VP of Global Brand Marketing at Hasbro



Kari Byron
Chief Creative Officer
Television Host and Artist, Host of Discovery Channel's MythBusters and Netflix White Rabbit Project



Ken Klinkowski
Head of Product Design
10+ years in Animation, Expert in 3D Product, Product Design, Marketing and Branding, Concept Design



Kasey Bernard
VP Business Development & Education Manager
Background in Project Management, Business Transformation, Operations, Marketing, and eCommerce



Siri Lackovic

Advisory Board Member

VP of Brand Marketing at Blue Prism, Former Senior Brand Marketing Strategist at Adobe



Patrick E Calderon

VP of Business Development

Responsible for propelling unknown brands into major retail stores like Apple, Target, Walmart, etc.



Lotte Hojbo Liebst

Advisory Board Member

Director of Group Marketing & Digital at Louis Poulsen

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gert Erik Riget	Angel Investor @ Angel Investor	2017
Pauli Andersen	Chairman @ self employed	2017
Jesper Nissen	COO @ Weibel Scientific	2015
Sharmi Albrechtsen	CEO @ SmartGurlz	2017

Officers

OFFICER	TITLE	JOINED
Martin Pidel	CMO	2017
Jesper Nissen	CTO / COO	2015
Sharmi Albrechtsen	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jesper Nissen	370,000 equity	37.0%
Sharmi Albrechtsen	370,000 equity	37.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2016	$700,000	Common Stock	Other
06/2018	$150,000		Regulation D, Rule 506(c)
03/2019	$200,000		Other
06/2018	$322,000		Regulation Crowdfunding

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/30/2018	$150,000	20.0%	5.0%	$7,000,000	
06/30/2018	$322,000	20.0%	5.0%	$7,000,000	12/20/2019
03/24/2019	$200,000	5.0%	20.0%	None	

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
HL Marketing	01/02/2016	$376,170	$376,170	6.0%		Yes
Choon Design	01/01/2017	$174,000	$31,032	6.0%		Yes
OTRA capital	01/01/2018	$147,500	$140,615	%		Yes

Related Party Transactions

Name	HL Marketing
Amount Invested	$376,170
Transaction type	Loan
Issued	05/03/2017
Outstanding principal plus interest	$349,170 as of 04/2019
Interest	6.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder in company

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately$112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totalling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2018 and 2017, amounts owed under this agreement totalled $379,734and $376,170 USD, respectively.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000,000	1,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Kari Byron is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company is in the deployment stage. It has limited revenues to date. There is no assurance that the Company will be able to record profits in the future. The Company is also faced with risks inherent in operating a new business. The risks inherent in operating a new business such as the Company's include: (i) difficulties and delays often encountered in developing, producing and commercializing new, complex technologies; (ii) developing the markets for the Company's products and technologies; (iii) transitioning the Company's development efforts to commercialization; and (iv) attracting and retaining qualified management, sales and/or marketing and technical staff.

The Company's revenue growth is dependent on our ability to continually attract new customers while retaining and expanding our product offerings to existing customers. Growth in the demand for our solutions may be inhibited and we may be unable to sustain growth in our customer base for a number of reasons, including, but not limited to: our inability to market our solutions in a cost-effective manner to new customers or in new vertical or geographic markets; our inability to expand our sales to existing customers through Big Box retail relationships; our failure to develop new or additional solutions: our inability to build and promote our brand; and perceived security, integrity, reliability, quality or compatibility problems with our solutions.

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future partnerships, future financial performance of SmartGurlz. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward looking statements. In the name of full transparency, there are a number of factors that could cause SmartGurlz's actual results to differ materially from those indicated by the forward looking statements

The Company will continue to experience significant operating losses as it expands its network, engages in additional development efforts, and grows its marketing and sales force in an effort to commercialize its products. The Company expects losses until such time, if ever, that its revenues from the sale of its products and services cover its expenses. Achieving and maintaining long-term profitability depends on successfully commercializing its products and technologies. The Company cannot assure you that it will be able to achieve any of the foregoing or that it will be profitable even if it successfully commercializes its products.

The Company is seeking up to $1,000,000 to fund product development, marketing and operations. Capital requirements associated with product development, marketing and operations have been and will continue to be substantial. The Company may need to raise additional funds in the future in order to fund operations, pursue sales growth opportunities, develop new products or services, respond to competitive pressures, or acquire other businesses. The Company may not be able to obtain additional financing when needed, or that, if available, such financing may not be available on acceptable terms. If additional financing is needed the interests of the holders of Unsecured Convertible Promissory Notes (the " *Notes* ") could be substantially diluted. If adequate funds are either not available or not available on acceptable terms, the Company will be unable to accomplish its objectives. Any inability to do so would have a negative effect on its business, revenues, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, the potential equity ownership of the holders of the Notes will be diluted. Moreover, these securities may have powers, preferences and rights that are senior to those of the rights of the holders of the Notes

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Jesper Nissen is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $7,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Smartgurlz US Inc

- Delaware Corporation
- Organized May 2017
- 4 employees

2201 South Clark Street
Arlington VA 22202

http://www.smartgurlz.com

Business Description

Refer to the SmartGurlz profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SmartGurlz is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/smartgurlz/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*